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                                                              July 21, 2000

Prof. K. Barry Sharpless
c/o ChiRex, Inc.
300 Atlantic Street
Suite 402
Stamford, CT  06901

      Re: Grants of Stock Appreciation Rights
          -----------------------------------

Dear Prof. Sharpless:

      Reference is hereby made to (i) that certain consulting agreement, dated as of July 19, 1996 (the "Consulting Agreement"), between you and ChiRex, Inc. (the "Company") and (ii) that Certain Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), among Rhodia, a French corporation ("Parent"), Cousin Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent, and the Company.

      Subject to the consummation of the Offer (as such term is defined in the Merger Agreement), Parent hereby agrees that it shall grant you, upon the consummation of the Offer, stock appreciation rights ("SARs") with respect to 5,000 shares of Parent common stock ("Parent Shares"). Each SAR shall entitle you, upon the exercise thereof, to receive with respect to each share subject thereto an amount equal to the excess of (i) the fair market value of one Parent Share on the date of exercise, over (ii) the per share exercise price of the SAR, payable in cash. The SARs shall have a ten-year term and an exercise price equal to the average trading price of Parent common stock for the 20 trading days immediately preceding the date of grant. The SARs shall vest and become exercisable (i) on December 31, 2001 with respect to 2,500 Parent Shares and
(ii) on December 31, 2002 with respect to the remaining 2,500 Parent Shares, provided that the Consulting Agreement (or any amendment or replacement thereto) is in full force and effect on the relevant date.

      In the event your consulting services under the Consulting Agreement are terminated either by you voluntarily or by the Company or Parent for Cause (as defined below), all SARs that have not yet vested as of the date of such termination shall be forfeited. In the event your consulting services under the Consulting Agreement are terminated by the Company or Parent other than for Cause, all SARs shall become fully vested and immediately exercisable and shall remain exercisable for the full ten-year term.

      For purposes of this Agreement, "Cause" shall mean:

      (i) your conviction of a felony or conviction of a misdemeanor if such misdemeanor involves moral turpitude; or




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          (ii) your voluntary engagement in conduct constituting larceny, embezzlement, conversion or any other act involving the misappropriation of Company funds; or

         (iii) your willful refusal to carry out specific directions of the Chief Executive Officer of the Company, his designee, or the Board of Directors of the Company, if such directions are consistent with the provisions of your Consulting Agreement; or

          (iv) your committing any act of gross negligence or intentional misconduct in the performance or non-performance of your services hereunder; or

           (v) any material breach by you of any material provision of the Consulting Agreement (other than for reasons related only to the business performance of the Company or business results achieved by you).

        This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.










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     Please acknowledge your agreement with the foregoing by signing in the space below.

                                                 RHODIA

                                                 /s/ J-C Bravard
                                                 -------------------------
                                            Name:    J-C Bravard
                                           Title:    Deputy President


Agreed and accepted:

/s/ K. Barry Sharpless
-------------------------
    K. Barry Sharpless